

November 23, 2011

<u>Via E-mail</u>
Tom Buuck,
Idaho Mutual Trust Community Co-op, LLC
12594 W. Explorer Drive, Suite 100
Boise, Idaho 83713

> **Re: Idaho Mutual Trust Community Co-op, LLC**
> **Regulation A Offering Statement on Form 1-A**
> **Filed October 31, 2011**
> **File No. 024-10311**

Dear Mr. Buuck:

We have reviewed your Regulation A offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

<u>Part 1-Notification</u>
<u>Items 1(a) and 1(b)</u>

1. Revise (a) to disclose there are no directors for either entity. Revise (b) to disclose there are no officers for either entity or disclose any officers. In addition, disclose percentage ownerships for each individual or entity listed.

<u>Unregistered Securities Issued or Sold Within One Year</u>

2. Confirm to the staff that IMTCFC, LLC, IMT II, LLC, and MJH Investments, LLC were formed more than one year ago or revise to disclose that membership interests were issued in

these entities. In addition, Item 1d. indicates Class A units were issued. Please confirm that these were issued more than one year ago.

Cover Page of Offering Circular, page 8

3. Revise footnote 2 to indicate if there is any limit on the amount of reimbursable offering expenses.

4. Expand footnote 4 to state that funds will be returned if the offering is terminated.

5. Disclose that subscriptions are irrevocable.

6. Delete footnote (5) or advise how it is different than footnote (2).

Summary Description of Our Business and Offering, page 9

7. State in the first paragraph that the company has not yet conducted any business.

8. Expand the second paragraph to state the minimum offering amount and the November 1, 2012 termination date.

9. Clarify that management will have access to the proceeds once the minimum is sold.

10. Revise the end of the second paragraph to balance the discussion by indicating that there is no guarantee that the investors will earn any return or even be returned their investment. Otherwise, delete the last sentence.

11. Disclose the arbitrary nature of the $1.00 price.

12. Disclose, if true, that subscribers may not revoke their subscription.

13. Disclose that there will not be an active trading market for the Class AAA units and that transfer of the units will be restricted and limited.

14. Disclose, if true, that investors will not receive any return of their principal for at least 5 years from the completion of the offering.

15. Disclose whether and to what extent insiders (management, promoters, members of IMT II or MJH Investments, etc.) will participate in the offering.

Risk Factors of Our Business, page 10

16. As a general rule, if your subheadings are readily transferable to other offering documents, they are probably too generic. For example, subheadings 1, 2, 4 ,7, 20, 27 and are too vague and generic to adequately describe the risk that follows for your particular offering, industry

or company. For example you use the subheading "Environmental factors or natural disasters could affect us." Most companies are subject to environmental factors or natural disasters. Revise your risk factor subheadings so they describe the specific risk addressed. Be sure that the body of the risk factor states clearly the specific risks highlighted in the subheading.

17. Recast your subheadings to clearly describe the actual risk to purchasers in this offering. Most of your subheadings state a fact or negative news rather than the resultant risk. For example, the second subheading should reference why your results of operations and access to capital are *specifically* connected to negative market and economic conditions, the third subheading should reference the risks of market volatility, the eighth subheading should state the specific risks of loan concentrations, the 16th heading should state the specific risks of loan payoff, the 17th subheading should state the risks of borrower credit deterioration, the 18th subheading should state the risks associated with your loan loss allowance, the 19th subheading should state the risks related to title insurance. Please change these and the remaining subheadings 20-37.

18. Revise your risk factors so that you state the risk as quickly as possible. Provide just enough detail to place the risk in context and state the risk within the first few sentences. For example, risk factor 35, especially paragraphs A and H, provides too much detail for the risk factors section and should be streamlined. You may provide a cross reference to the full discussion.

19. Please advise why the disclosure in 35D is appropriate for the risk factors section or revise to clearly state the risks. Also provide this disclosure in the main document and tell us the page number.

20. Provide separate subheadings for each subparagraph in risk factor 36. State the risk as early as possible in the body and streamline the disclosure. Cross reference, as appropriate.

21. Please eliminate the last paragraph at the end of the risk factors section advising investors to do their own research on industry risks. You must disclose the principal risks of the offering.

22. Advise what you mean in risk factor 10 where you reference attracting borrower funds and deposits or revise.

23. Move risk factor 29 relating to your lack of operating history and profitability to the top of the risk factors section. Place like risks after it. Generally, the risks should be ordered according to importance with like risks placed together.

Business of the Company, page 23

24. It appears that the company is solely dependent upon the proceeds of this offering to conduct its business, and the amount of funding to be received from this offering is uncertain. It also seems that the actual funding from the offering may be substantially less than the maximum

and could be only nominal in amount. Your disclosures should be revised to address your use of proceeds, business activities and plan of operations in the event of limited funding from this offering. Your disclosures should address the full range of possible offering proceeds, and the description of the nature and amount of your planned operations should be detailed.

25. Revise to add a subsection titled "Milestones" and include therein bullets for each milestone the company must complete to generate revenues. Each milestone should address the objective, e.g., conducting a feasibility study and such indicate the cost and the expected date of completion. Additional details, such as, who will perform or complete the objective, where the activity will occur, should also be disclosed.

26. Please reconcile the disclosure on page 24 under "A. Regulation" with risk factor 4 on page 11 or advise.

27. Expand the disclosure under "B. Investment Criteria for Our Loans" to add detail and explain the outline entries. For example, how will location, entitlements and cost of real estate be considered in loan decisions?

Our Business of Loaning Money, page 24

28. Revise to add a subsection and make disclosures regarding your policies of making loans to related parties and parties related to your managers or other parties named in this Offering Circular.

Return of Equity, page 27

29. Revise commercial loans here and elsewhere to say, "commercial real estate loans".

Plan of Distribution, page 28

30. Please advise the staff, and revise this section, to clarify whether Mr. Hendrichs and any other insiders that may participate in the sale of the Class AAA units will rely on the safe harbor contained in Rule 3a4-1. If insiders plan to rely upon the rule, please provide your analysis as to how you determined that they met the rule's requirements. Alternatively, please identify them as statutory underwriters or provide the staff with your analysis as to how you determined that they were not underwriters.

31. Revise to clarify if Michael Hendrichs will be compensated in any way or reimbursed for any expenses. If so, explain the terms and any limitations.

32. Revise the fourth paragraph to clarify the annual fee. The footnote on the cover page of the Offering Circular indicates a .05% fee, not an annual fee. Explain what aggregate amount the annual fee will be based upon.

Use of Proceeds, page 29

33. We note the use of the term "net operating income" here in regards to the profit split but the cover page uses net income. Please change to net income here or define what net operating income is and reconcile the difference. In addition, we note also that the first example provided indicates the unit return to be the "greater of 5% or 80% of net operating income, however, the next statement states that the manager will not get the 20% unless 5% is achieved. If 5% is not achieved (first example) who gets the other 20%. Please consider using an alternate illustration. For example, you can say that if $500,000 is invested, all net income up to $25,000 will go to Class AAA unit members. Any amount over $25,000 in net income will be divided as follows _____ .

34. Move the table on page 30 to appear under the Use of Proceeds heading.

35. Provide columns showing 10% and 25% of offering proceeds.

Directors, Executive Officers and Significant Employees, page 31

36. Disclose how much time Mr. Buck will devote to this company's business and from where he will work. Make similar disclosures for Messrs. Hendrichs, Olivier and Keller. Quantify the amount of time to be spent on company business by each member of management. Also, if appropriate, add a risk factor that discusses the intent of management to spend minimal time on company business and the related material risk.

37. State the title, position or role in the company to be held by each of Messrs. Buck, Hendrichs, Olivier and Keller and how they will be compensated.

Item 7. Description of Property

38. Please provide disclosure pursuant to this item requirement of the Form 1-A, including, if appropriate, a negative response.

Securities Being Offered, page 34

39. Reconcile the disclosures in the second and third paragraphs relating to the length of time members will be unable to access their capital investment.

Part F/S, page 36

40. We note your presentation of projected financial results based on minimum and maximum funding raises. Please revise to include disclosures accompanying the projections that facilitate investor understanding of the basis for and limitations of projections presented. That should include an introductory paragraph explaining the background behind the projections as well as footnotes explaining how each of the significant line items presented were computed. Please ensure that you have a reasonable basis for the assumptions

underlying their prospective financial statements. For example, your gross interest income indicates an interest rate of approximately 10% of your average outstanding loans. Disclose the basis behind this determined amount considering your current market and economic environment and trends.

Index of Exhibits, page 38

41. Revise to add the Loan Processing Agreement with Idaho Mutual Trust well as any other agreements to pay third parties any fees for any operations to be performed. In addition, revise the Offering Circular under the section "Our business will be loaning money" to add a subsection captioned "fees" to describe all fees and expenses to be incurred.

As appropriate, please amend your filing and response to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

- the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Spitz at 202-551-3484 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3434 with any questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Counsel